EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc.
May 27, 2026 09:00 ET

Ruanyun Edai Technology Introduces YeeZo Platform to Target Cost-Efficient AI Content Production Across Short-Drama, Education and Global Creator Markets

YeeZo is being developed as an AI workflow and orchestration platform designed to convert scripts and content outlines into structured storyboards, scene plans and production-ready prompts, helping reduce avoidable rework and unnecessary model usage across multiple generative AI models

KUALA LUMPUR, Malaysia and NANCHANG, China, May 27, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun” or the “Company”), an AI-driven education technology company focused on intelligent content recognition, automated assessment and next- generation learning systems, today introduced YeeZo, an AI workflow and orchestration platform being developed within the Ruanyun technology ecosystem to help reduce the cost and complexity of AI-assisted storyboarding, content planning and multi-model content production.

YeeZo is designed to help users convert scripts, instructional materials and content outlines into structured storyboards, scene plans, character instructions, dialogue flows and production-ready prompts that can be used across multiple generative AI models. By improving the specificity of production instructions before rendering begins, YeeZo is intended to reduce unnecessary regeneration, avoidable model usage and inefficient trial-and-error prompting.

The initial concept for YeeZo was developed with reference to the high-volume Chinese short- drama and micro-drama production market, where creators and producers face pressure to generate serialized content quickly, consistently and cost-effectively. According to a report released at the 2025 World Internet Conference Wuzhen Summit and cited by People’s Daily Online, China’s micro-drama user base reached approximately 662 million, with market revenue surpassing RMB50 billion, or approximately US$7.23 billion. WPP Media, citing Media Partners Asia, has reported that the worldwide short-drama market is on track to exceed US$25 billion by 2030, reflecting growing international demand for mobile-first, serialized digital entertainment.

The Company believes this market dynamic illustrates a broader global opportunity. As generative AI models become more powerful and widely available, content creators, educators, enterprises and media producers increasingly face a different challenge: how to manage the cost, consistency and complexity of producing usable content across multiple models, formats, languages and distribution channels. YeeZo is being developed to address this workflow challenge by structuring the production process before generation begins.

The Company believes one of YeeZo’s key potential advantages is its focus on reducing production waste. AI-assisted content production can become costly when users repeatedly test vague prompts, regenerate scenes, correct inconsistent characters or styles, and move between different tools without a structured workflow. YeeZo is intended to target one of the major cost drivers in AI- assisted production: avoidable rework. By converting scripts and content outlines into clearer storyboards, scene plans, character references and model-ready prompts, YeeZo is designed to help users improve rendering specificity, reduce unnecessary model calls and lower the effective cost of producing AI-assisted content.

YeeZo is not being developed as a single-purpose content generator. Rather, the platform is intended to function as a workflow and orchestration layer that may help users plan storyboards, structure prompts, coordinate model outputs and select more appropriate AI tools for different stages of the production process. The Company believes this workflow-first approach may help creators, educators, institutions and enterprise users produce AI-assisted content with greater consistency, speed and cost discipline.

“A major challenge in AI-assisted content production is not only whether a model can generate output, but how much time, rework and model usage is required to produce usable results,” said Maggie Fu, Chief Executive Officer of Ruanyun. “YeeZo is being designed to address this problem at the workflow level. By helping users structure scripts, scenes, characters and prompts before generation begins, we believe YeeZo can support more cost-efficient, consistent and scalable content production across multiple AI models.”

Ruanyun believes YeeZo’s opportunity extends beyond the Chinese short-drama market. Potential use cases include micro-drama and short-form entertainment, educational content, language- learning materials, cultural learning modules, institutional training content, brand storytelling, marketing content, enterprise communications and localized digital media. The Company believes that a platform capable of organizing storyboarding and production workflows across multiple AI models may help users produce, adapt and localize content more efficiently for different markets, languages and formats.

The Company also believes YeeZo is positioned within a broader market trend toward AI-assisted digital content creation. According to Grand View Research, the global AI video generator market was estimated at approximately US$788.5 million in 2025 and is projected to reach approximately US$3.44 billion by 2033. Grand View Research also estimates that the broader global creator economy was approximately US$252.33 billion in 2025 and is projected to reach approximately US$1.35 trillion by 2033. Ruanyun believes these trends may increase demand for workflow platforms that help users apply generative AI models to real-world production processes, rather than relying only on individual model outputs.

The introduction of YeeZo is consistent with Ruanyun’s previously announced strategic direction toward the planned Formind Group identity. As Ruanyun advances this transition, the Company intends to develop a broader global platform strategy that may include AI-powered education, language learning, institutional education support services, cross-border student services and AI- assisted content production. YeeZo is expected to serve as one of the Company’s platform initiatives supporting this broader transition.

The Company believes YeeZo may also support future development of digital learning content, teacher-support resources, Chinese-language and cross-cultural education materials, and localized content for international education markets. Over time, the Company may evaluate potential integration opportunities between YeeZo and other Ruanyun/Formind initiatives, including HanLink, the Company’s AI-assisted Chinese language learning platform, where appropriate.

“YeeZo reflects our broader view that the next phase of AI adoption will be driven not only by foundation models, but also by practical workflow platforms that help users apply those models to specific industry needs,” Ms. Fu added. “The short-drama market provides a clear example of high- volume content production where speed, consistency and cost discipline matter. We believe the same underlying workflow challenge exists globally across education, language learning, creator content, brand communication and enterprise media.”

Ruanyun is evaluating future commercialization pathways for YeeZo, including content-production partnerships, institutional pilots, licensing arrangements, education-content applications, international deployment opportunities and potential integration with the Company’s broader Formind and HanLink initiatives. The Company has not yet announced definitive commercial agreements for YeeZo, and there can be no assurance that any pilot, partnership, licensing arrangement, integration initiative or commercialization effort will result in revenue or proceed on the expected timeline.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services. Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as part of its broader strategy to expand its AI education, language learning, institutional education support and global technology initiatives.

Investor Relations and Corporate Communications

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s planned transition toward the Formind Group identity, the development, potential capabilities, cost-efficiency objectives, commercialization pathways, pilot opportunities, licensing arrangements, integration opportunities, international deployment opportunities and potential use cases of YeeZo, the Company’s broader AI application strategy, and the potential development of education, language learning, cultural content, short- drama, creator economy and enterprise content production initiatives.

Forward-looking statements are based on current expectations, estimates, assumptions and projections, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, the Company’s ability to develop, improve and commercialize AI-related technologies; market acceptance of YeeZo or other Company platforms; the ability to enter into definitive commercial agreements, partnerships or licensing arrangements; the timing and success of any pilot programs or integrations; the applicability and reliability of third-party market data; regulatory, competitive, technological and execution risks; the Company’s ability to complete its planned corporate transition and global expansion initiatives; and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

The introduction of YeeZo does not constitute an announcement of a definitive commercial contract, customer deployment, revenue arrangement, completed product integration or guaranteed cost-reduction result. There can be no assurance that YeeZo will achieve commercial adoption, reduce production costs in practice, generate revenue, be successfully integrated with other Company initiatives, or be deployed internationally on the timeline or scale currently contemplated.

The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.